Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-147382 and No. 333-153576 on Form S-8 of our report dated April 16, 2007 (March 19, 2008 as to note 3 insomuch as it relates to the acquisition of Arcelor) relating to the 2006 consolidated financial statements of ArcelorMittal (successor entity of Mittal Steel Company N.V.) and subsidiaries, appearing in the Report of Foreign Private Issuer on Form 6-K of ArcelorMittal dated on or about September 19, 2008.

/s/    Deloitte Accountants B.V.

Rotterdam, The Netherlands

September 19, 2008